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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 68476

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 8/6/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wellington Management Advisers, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 State Street
(No. and Street)

Boston	MA	02109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eugene Ferri 617-790-7306
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

125 High Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/8/2011

OATH OR AFFIRMATION

I, Eugene Ferri, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wellington Management Advisers, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Eugene Ferri
Signature

Treasurer
Title

Roy Patrick Rossi
Notary Public

ROY PATRICK ROSSI
Notary Public
Commonwealth of Massachusetts
My Commission Expires Jul 21, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Wellington Management Advisers, Inc.
Index to Statement of Financial Condition
December 31, 2010

pwc

Report of Independent Auditors

To the Board of Directors and Shareholders of
Wellington Management Advisers, Inc:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Wellington Management Advisers, Inc. (the "Company") at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers, LLP

February 22, 2011

Wellington Management Advisers, Inc.
Statement of Financial Condition

	December 31, 2010
Assets	
Current assets:	
Cash and cash equivalents	$ 1,963,800
Receivables from parent	81,540
Other current assets	7,500
Total current assets	2,052,840
Fixed assets, net of accumulated depreciation	39,220
Total assets	$ 2,092,060
Liabilities and Shareholder's Equity	
Current liabilities:	
Accounts payable and accrued liabilities	$ 5,040
Accrued income taxes payable	35,865
Total liabilities	40,905
Contingencies and guarantees	
Shareholder's equity:	
Common stock, $1 par value: 500 shares authorized, issued and outstanding	500
Additional paid-in capital	1,999,500
Retained earnings	51,155
Total shareholder's equity	2,051,155
Total liabilities and shareholder's equity	$ 2,092,060

\

The accompanying notes are an integral part of the statement of financial condition.

1. Organization

Wellington Management Advisers, Inc. ("WMA") was incorporated in Delaware on October 29, 2009 and is a wholly-owned subsidiary of Wellington Management Company, llp ("WMC"), the parent, an investment advisor registered with the Untied States Securities and Exchange Commission ("SEC"). WMC offers investment management services to institutional clients. WMA was approved to commence business operations as a broker-dealer, effective August 6, 2010, pursuant to the Securities Exchange Act of 1934 and applicable state securities statutes. These financial statements reflect the full year of activity for calendar year 2010, including broker dealer operations from August 6, 2010 forward. WMA is a member of the Financial Industry Regulatory Authority ("FINRA"). WMA has a limited scope of business acting solely as an introducing broker-dealer to facilitate the introduction of WMC Sponsored Private Funds (common trust funds and sponsored hedge funds).

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

Events or transactions occurring after the period end date through the date the financial statements were issued, February 23, 2011, have been evaluated in the preparation of the financial statements.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and notes to the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents, consist of cash held with a bank and are stated at cost plus accrued interest as applicable, which approximates fair value.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the assets' estimated useful life, which is 3 years for equipment. Disbursements that materially extend the life of fixed assets are capitalized and depreciated over the remaining life of the asset.

Income Taxes

WMA files state and federal income tax returns. WMA provides for income taxes at the applicable statutory rates. Current income tax is based on the taxable income for the current year. Deferred income tax, if any, results principally from the recognition of expenses for financial reporting purposes in years different from those in which the expenses are deductible for income tax purposes.

Fair Value

The carrying amounts of the following financial assets and financial liabilities approximate their fair values: receivables from affiliates, accounts payable and accrued liabilities, and payables to affiliates.

Credit Risk

WMA maintains several non interest bearing cash and cash equivalent accounts at two financial institutions, which may have credit risk. WMA has not experienced any losses in these accounts to date. WMA attempts to minimize this risk by contracting with financial institutions with high credit standings.

3 Fixed Assets

Fixed Assets at December 31 consist of:

Equipment	$47,064
Less - accumulated depreciation	(7,844)
	$39,220

4. Related Party Transactions-Services Agreement

Under a Services Agreement, WMA provides services to WMC by introducing U.S. prospects and clients to WMC's investment management capabilities by offering interests in Wellington Management Sponsored Private Funds. As part of this agreement, WMC agrees to make available to WMA the services of certain of its officers and employees required by WMA in the conduct of its business as well as office space, equipment, administrative and support services.

In consideration of WMA providing WMC with such services, WMC shall pay WMA a Service Agreement Fee in an amount equal to one hundred and five percent (105%) of all of WMA's operating expenses.

WMA has a receivable from WMC under the Services Agreement of $81,540 at December 31, 2010. Under the terms of the Services Agreement, WMA and WMC each agree that all or a portion of the liabilities owed to each other as incurred may be satisfied by applying against the liabilities WMA owes to WMC, or the liabilities WMC owes to WMA (the "Right of Set Off"). Any such amounts that may be satisfied by the Right of Set-Off are determinable per this agreement.

5. Capital Transactions

A capital contribution of $500 in common stock and $1,999,500 in Additional Paid-in-Capital was made on February 2, 2010 by WMC. This contribution was made prior to WMA receiving approval to operate as a broker-dealer as part of WMA's application process with FINRA.

6. Net Capital Requirements

WMA is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, not exceed 8 to 1 in WMA's first year of operation and no more than 15 to 1 in subsequent years.

As of December 31, 2010, WMA had net capital for this purpose of $1,922,895 which was $1,917,782 in excess of its minimum net capital requirement of $5,113. WMA's ratio of aggregate indebtedness to net capital complied with the required limit and was 2% at December 31, 2010.

7. Exemption from Rule 15c3-3

WMA is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under the provisions of subparagraph (k)(2) thereof.

8. Contingencies

In the ordinary course of business, WMA is subject to regulatory examinations, information gathering requests, inquiries and investigations. As a registered broker/dealer, WMA is subject to regulation by the SEC, the FINRA, and state securities regulators. In connection with formal and informal inquiries by those agencies, WMA may receive requests from such regulators.

Based on current knowledge, management does not believe that the results of any regulatory examination or inquiries will have a material adverse effect on the financial position or liquidity of WMA.

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© 2011 PricewaterhouseCoopers LLP. All rights reserved. In this document, "PwC" refers to PricewaterhouseCoopers LLP, a Delaware limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.